Exhibit 99.1
Press Release
Sify Technologies Limited Migrates Financial Reporting Procedure to
International Financial Reporting Standards (IFRS)
To report Fourth Quarter and Annual results as per the IFRS
Chennai, April 2, 2008: Sify Technologies Limited (NASDAQ National Market: SIFY), a leader in Consumer, Internet and Enterprise Services in India with global delivery capabilities, announced that the Company is migrating its Financial Reporting to the International Financial Reporting Standards (IFRS). Sify’s financial results were announced previously under US GAAP up to the quarter ending December 31, 2007.
“The SEC has, in its release of 21st December 2007, permitted Foreign Private Issuers to prepare financial statements under IFRS without reconciliation to US GAAP. The Indian GAAP is presently based on IFRS with a full convergence with IFRS expected to happen in 2011. Our vision and standards have always been global, so it is fitting that Sify is taking the initiative to transit to globally followed accounting standards with our annual financial results statements as per IFRS”, said Mr M P Vijay Kumar, Chief Financial Officer, Sify Technologies Limited.
Sify will release its Fourth Quarter and Annual Results for the year ending March 31, 2008 prepared under IFRS. As the transition involves extensive process review and preparation, the results for the quarter ending March 31, 2008 and for the financial year ending March 31, 2008 would be announced by May 31, 2008.
IFRS is generally principles-based standards. IFRS requires exercise of judgement by the preparer and the auditor in applying the principles of accounting based on economic substance of the transactions rather than on the legal form. More than 100 countries now require or allow use of IFRS, and many other countries are replacing their national standards with IFRS.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 348 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 164 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
David Appasamy
Investor Relations
Sify Technologies Limited
91-44-2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com
Trúc N. Nguyen
Investor Relations
The Global Consulting Group
646-284-9418
Email: tnguyen@hfgcg.com
Stacy Dimakakos
Media Queries
The Global Consulting Group
646-284-9455
Email: sdimakakos@hfgcg.com